Exhibit 99.2

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                      Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.                       Dates of Material Change

March 31, 2008

Item 3.                       News Release

A press release disclosing the nature and substance of the material changes was issued through the facilities of CanadaNewsWire on March 31, 2008 and was filed on SEDAR.

Item 4.                      Summary of Material Changes

The Corporation announced on March 31, 2008 that it had closed a private placement securing gross proceeds of $525,000 through the issuance of convertible debentures.

Item 5.                      Full Description of Material Change

The Corporation announced on March 31, 2008 that it has closed a private placement securing gross proceeds of $525,000 through the issuance of Series L secured subordinate convertible debentures.  The funds will be used to sustain Northcore’s operations and for general working capital purposes.

Under the terms of the private placement, investors will be able to convert the Series L debentures at any time during the five-year term into units priced at $0.10. Each unit consists of one common share and one warrant.   Each warrant may be exercised into a common share at the exercise price of $0.15 at any time prior to the earlier of the maturity date of the debentures or upon a 60-day notice issued by the company confirming that the closing price of its shares on the TSX was $0.36 or above for 10 consecutive trading days.

The Series L debentures will mature on March 31, 2013.  Northcore will pay investors 10 percent interest per annum, paid annually, for unconverted debentures.  Interest payments for the first two years will be payable through the issuance of common shares.

Northcore’s board of directors considered the financing arrangements and unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

As a result of the Series L private placement, the Corporation will issue up to  11,550,000 common shares, including: i) 5,250,000 common shares issuable upon conversion of the debentures; and ii) 5,250,000 common shares issuable upon the exercise of the Warrants; and iii) 1,050,000 common shares issuable pursuant to the interest payment terms of the debentures.

A commission of four percent of the gross proceeds was paid to Dundee Securities Corporation.

Item 6.                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                      Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.                      Executive Officer

For further information, please contact:
Duncan Copeland
Chief Executive Officer
(416) 640-0400 ext. 360

Item 9.                      Date of Report

April 2, 2008